[GRAPHIC OMITTED] Ahold

                                                                 August 14, 2007

                                                                   Press Release

Ahold announces timing of capital repayment and reverse stock split to return EUR 3 billion to shareholders


Amsterdam, the Netherlands - Ahold today announced the timing of the capital repayment and reverse stock split as approved at its Extraordinary General Meeting of Shareholders on June 19, 2007.

On August 22, 2007, after close of New York Stock Exchange trading hours, the reverse stock split will take place by way of a consolidation of every 5 existing shares with a nominal value of EUR 0.24 each, into 4 new shares with a nominal value of EUR 0.30 each.

Provided that no objection to the capital repayment has been filed, the date for the capital repayment of EUR 1.89 per existing share will be August 28, 2007. The capital repayment is not subject to Dutch dividend withholding tax. Shareholders with questions about their tax status are advised to consult their local tax advisor.

For shareholders holding shares through Euroclear Nederland the record date has been fixed at the close of trading hours on the Amsterdam Stock Exchange on August 22, 2007. Shareholders holding their shares with a bank or broker receive a notice from their bank or broker. Shareholders registered in the register of Ahold will be informed by Ahold about the administrative process. Holders of American Depositary Receipts (ADR) listed on the New York Stock Exchange will be paid in U.S dollars and must hold their ADRs after close of trading on the New York Stock Exchange on August 22, 2007.

If the number of shares held by any one shareholder is not exactly divisible by 5, banks and brokers will round positions up or down, depending on the particular contractual arrangements between the bank or broker and the shareholder.


Ahold Press Office: +31 (0)20 509 5343








Forward-looking statements notice
Certain statements in this press release are "forward-looking statements" within the meaning of the U.S. federal securities laws. These forward-looking statements include, but are not limited to, statements as to the expected timing of the capital repayment and reverse stock split and the expected amount of such repayment. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond Ahold's ability to control or estimate precisely, such as the effect of general economic or political conditions, fluctuations in exchange rates or interest rates, increases or changes in competition, Ahold's ability to implement and complete successfully its plans and strategies, the benefits from and resources generated by Ahold's plans and strategies being less than or different from those anticipated, changes in Ahold's liquidity needs, the actions of competitors and third parties, and other factors discussed in Ahold's public filings. Readers are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date of this press release. Ahold does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release, except as may be required by applicable securities law. Outside the Netherlands, Koninklijke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold.".


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